Derek Oil and Gas Corporation

Form 52-109-F2 Certification of Interim Filings

I, Ed Byrd, Chief Financial Officer of Derek Oil and Gas Corporation certify that:

1.

I have reviewed the interim financial statements (as this term is defined in MI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Derek Oil and Gas Corporation (the Issuer) for the interim period ending October 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a.

Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b.

Evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the Issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluations.

DATE: December 28, 2005

Signed

Ed Byrd

Chief Financial Officer

Derek Oil and Gas Corporation